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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*



                       Rogers Wireless Communications Inc.
              (formerly Rogers Cantel Mobile Communications Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Class B Restricted Voting Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    775102205
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

Benjamin F. Stephens                              Eric DeJong
AT&T Wireless Services, Inc.     with a copy to:  Perkins Coie LLP
7277 164th Avenue NE, Building 1                  1201 Third Avenue, 40th Floor
Redmond, WA 98052                                 Seattle, Washington 98101
(425) 580-6000                                    (206) 583-8888
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  July 3, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
        Section 13d-7(b) for other parties to whom copies are to be sent.

------------

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 9 Pages

                                  SCHEDULE 13D
                               (AMENDMENT NO. 2)

CUSIP NO. 775102205                                            PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
          Names of Reporting Persons
   1      I.R.S. Identification Nos. of above persons (entities only)
          AT&T Wireless Services, Inc.
          JVII
          MMM Holdings, Inc.
--------------------------------------------------------------------------------
          Check the Appropriate Box if a Member of a Group (See Instructions)
   2              (a) [X]
                  (b) [ ]
--------------------------------------------------------------------------------
   3      SEC Use Only
--------------------------------------------------------------------------------
          Source of Funds
   4      WC, AF (see Item 3 below)
--------------------------------------------------------------------------------
   5      Check if Disclosure of Legal proceedings Is Required Pursuant to
          Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
   6      AT&T Wireless Services, Inc. -- Delaware
          JVII -- Delaware
          MMM Holdings, Inc. -- Delaware
--------------------------------------------------------------------------------
                        Sole Voting Power
    NUMBER OF       7           27,647,888 Class A Multiple Voting Shares
                                   (convertible on a 1-for-1 basis into Class B
                                   Restricted Voting Shares)
                                20,946,284 Class B Restricted Voting Shares
                        Assuming conversion of all shares held into Class B
                        Restricted Voting Shares, the number of shares described
                        above will total 48,594,172 Class B Restricted Voting
                        Shares
                    ------------------------------------------------------------
      SHARES        8   Shared Voting Power          -0-
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         9   Sole Dispositive Power
    REPORTING                   27,647,888 Class A Multiple Voting Shares
      PERSON (convertible on a 1-for-1 basis into Class B Restricted Voting Shares)
                                20,946,284 Class B Restricted Voting Shares
                        Assuming conversion of all shares held into Class B
                        Restricted Voting Shares, the number of shares described
                        above will total 48,594,172 Class B Restricted Voting
                        Shares
                    ------------------------------------------------------------
       WITH         10  Shared Dispositive Power            -0-
--------------------------------------------------------------------------------
          Aggregate Amount Beneficially Owned by Each Reporting Person
   11          27,647,888 Class A Multiple Voting Shares (convertible on a
                    1-for-1 basis into Class B Restricted Voting Shares)
               20,946,284 Class B Restricted Voting Shares
          Assuming conversion of all shares held into Class B Restricted Voting Shares, the number of shares described above will total 48,594,172 Class B Restricted Voting Shares
--------------------------------------------------------------------------------
   12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
   13     Percent of Class Represented by Amount in Row (11)
                  30.7% of Class A Multiple Voting Shares
                  41.1% of Class B Restricted Voting Shares
          Assuming conversion of all Class A Multiple Voting Shares into Class B Restricted Voting Shares, 34.4% of the Class B Restricted Voting Shares would be represented by the amount in Row (11).
--------------------------------------------------------------------------------
          Type of Reporting Person
   14
          JVII -- PN
          All others -- CO
--------------------------------------------------------------------------------

        This Amendment No. 2 supplements and amends, with respect to AT&T Wireless Services, Inc. ("AT&T Wireless"), JVII and MMM Holdings, Inc. ("MMM Holdings"), the Schedule 13D originally filed with the Securities and Exchange Commission by JVII, AT&T Canada Investments Inc. ("AT&T Investments"), BT (Netherlands) 1 B.V. ("BT Investments") on behalf of and for the account of BT Longmont (Luxembourg) IV SARL, AT&T Corp ("AT&T") and British Telecommunications plc ("BT") on August 27, 1999 (the "Original Filing"). This amendment is being filed to reflect the split-off of AT&T Wireless from AT&T on July 9, 2001, as a result of which AT&T Wireless became an independent, publicly traded company, and the acquisition by MMM Holdings of BT Investments' interest in JVII, which occurred on July 3, 2001.

ITEM 1. SECURITY AND ISSUER.

        This Amendment No. 2 relates to the Class A Multiple Voting Shares and Class B Restricted Voting Shares of Rogers Wireless Communications Inc. (formerly Rogers Cantel Mobile Communications Inc.) (the "Issuer").

        The name of the Issuer and the address of its principal executive offices are:

                   Rogers Wireless Communications Inc.
                   333 Bloor Street East, 10th Floor
                   Toronto, Ontario
                   Canada
                   M4W 1G9

ITEM 2. IDENTITY AND BACKGROUND.

        The information contained in the first paragraph of Item 2 of the Original Filing is hereby amended as follows:

        JVII is a general partnership organized and existing under the laws of Delaware. Its principal business address is 7277 164th Avenue NE, Building 1, Redmond, Washington 98052. The principal business of JVII is to serve as a holding entity for investing in the Issuer. Each of AT&T Wireless and MMM Holdings, a wholly owned subsidiary of AT&T Wireless, owns a 50% interest in JVII. Prior to July 3, 2001, the interest in JVII now owned by MMM Holdings was owned by BT Investments, a wholly owned subsidiary of BT. On July 3, 2001, MMM Holdings purchased all of BT Investments' interest in JVII pursuant to the terms of a Partnership Transfer Agreement, dated as of June 29, 2001, among MMM Holdings, AT&T Wireless, AT&T, BT Investments and BT (the "MMM Holdings Partnership Transfer Agreement"). In addition, in contemplation of the split-off of AT&T Wireless from AT&T referred to below, pursuant to a separate Partnership Transfer Agreement, dated as of December 29, 2000, between AT&T Investments and AT&T Wireless (the "AT&T Wireless Partnership Transfer Agreement"), AT&T Wireless purchased all of AT&T Investments' interest in JVII.

        AT&T Wireless is a corporation organized and existing under the laws of Delaware and has its principal business address at 7277 164th Avenue NE, Building 1, Redmond, Washington 98052. The principal business of AT&T Wireless is to provide wireless communications services.

        MMM Holdings is a corporation organized and existing under the laws of Delaware and has its principal business address at 7277 164th Avenue NE, Building 1, Redmond, Washington 98052. The principal business of MMM Holdings is to serve as a telecommunications holding company.

        On July 9, 2001, AT&T Wireless split-off from AT&T and became a separate public company that owns and operates all of the businesses that constituted the AT&T Wireless Group before the split-off. Prior to July 9, 2001, AT&T Wireless was a wholly owned subsidiary of AT&T.

        The following supplements information contained in Item 2 of the Original Filing and provides information concerning the name, business address and principal occupation or employment of each present director and executive officer of AT&T Wireless (where no business address is given, the address is that of AT&T Wireless's principal business office stated in this Item 2) and of MMM Holdings (where no business address is given, the address is that of MMM Holdings' principal business office stated in this Item 2):

AT&T WIRELESS  DIRECTORS:


NAME                       PRINCIPAL OCCUPATION AND BUSINESS ADDRESS
----                       -----------------------------------------
John D. Zeglis             Chairman of the Board and Chief Executive Officer
                           of AT&T Wireless

Walter Y. Elisha           Retired
                           205 North White St., P. O. Box 70
                           Fort Mill, SC  29715

Donald V. Fites            Retired
                           Caterpillar Inc.
                           100 NE Adams Street
                           Peoria, IL  61629-9210

Ralph S. Larsen            Chairman of the Board and Chief Executive Officer
                           of Johnson & Johnson
                           One Johnson and Johnson Plaza
                           New Brunswick, NJ  08933

John W. Madigan            Chief Executive Officer of Tribune Company
                           435 North Michigan Avenue
                           Chicago, IL  60611-4001

Nobuharo Ono               Executive Vice President and Senior Manager,
                           Mobile Multimedia Division of NTT DoCoMo, Inc.
                           Sanno Park Tower
                           2-11-1, Nagato-cho, Chiyoda-ku
                           Tokyo 100-6150

Wayne M. Perry             Chief Executive Officer of Edge Wireless LLC
                           11400 SE 6th Street, Suite 100
                           Bellevue, WA 98004

A. Barry Rand              Chairman Emeritus of Avis Group Holdings
                           500 Woodbine Road
                           Stamford, CT 06903

Carolyn M. Ticknor         Retired
                           2150 Bluestem Lane
                           Boise, ID 83706

AT&T WIRELESS EXECUTIVE OFFICERS:


NAME                          PRINCIPAL OCCUPATION AND BUSINESS ADDRESS*
----                          ------------------------------------------
Michael R. Benson             Senior Vice President and Chief Information Officer

Lewis W. Chakrin              Senior Vice President, Corporate Strategy and
                              Planning

Andre Dahan                   President, Mobile Multimedia Services

Mohan S. Gyani                President and Chief Executive Officer, AT&T
                              Mobility Services

William W. Hague              Senior Vice President, Business Development

Robert H. Johnson             Executive Vice President, National Wireless
                              Operations

Michael G. Keith              President, AT&T Fixed Wireless Services

Gregory P. Landis             Senior Vice President, General Counsel and
                              Corporate Secretary

D. Jane Marvin                Senior Vice President, Human Resources

Joseph McCabe, Jr.            Executive Vice President and Chief Financial
                              Officer

Roderick D. Nelson            Senior Vice President and Chief Technology Officer

Philip H. Osman               Executive Vice President, Mobile Multimedia
                              Services

Jordan M. Roderick            President, International

Laurence C. Seifert           Executive Vice President, AT&T Fixed Wireless
                              Services

Gregory L. Slemons            Senior Vice President, Wireless Network Services


        * The present principal occupation of all executive officers of AT&T Wireless is with AT&T Wireless. The business address of all executive officers is AT&T Wireless Services, Inc., 7277 164th Avenue NE, Building 1, Redmond, WA 98052.

MMM HOLDINGS DIRECTORS:


NAME                               PRINCIPAL OCCUPATION AND BUSINESS ADDRESS*
----                               ------------------------------------------
Mohan Gyani                        Senior Executive Vice President and
                                   President and Chief Executive Officer, AT&T
                                   Mobility Services

Gregory P. Landis                  Senior Vice President, General Counsel and
                                   Corporate Secretary, AT&T Wireless Services

Timothy L. McLaughlin              Vice President, Controller, AT&T Wireless
                                   Services


MMM HOLDINGS EXECUTIVE OFFICERS:


                                                          PRINCIPAL OCCUPATION AND BUSINESS
NAME                              OFFICE                  ADDRESS*
----                              ------                  ---------------------------------
Mohan Gyani                       President               Senior Executive Vice President
                                                          and President and Chief Executive
                                                          Officer, AT&T Mobility Services

Gregory P. Landis                 Senior Vice President   Senior Vice President and General
                                  and Secretary           Counsel, AT&T Wireless

J. Walter Hyer, III               Vice President          Vice President, Associate General
                                                          Counsel and Assistant Secretary,
                                                          AT&T Wireless

Joseph McCabe, Jr.                Senior Vice             Executive Vice President, Chief
                                  President, Chief        Financial Officer, AT&T Wireless
                                  Financial Officer and   150 Mount Airy Road
                                  Treasurer               Room 2590
                                                          Basking Ridge, NJ  07920

Mary Brodd                        Assistant Secretary     Senior Corporate Counsel, AT&T
                                                          Wireless

Laurie A. Cansler                 Assistant Secretary     Tax Director, AT&T Wireless

Linda Fisher                      Assistant Secretary     Tax Director, AT&T Wireless

Pat Fisher                        Assistant Secretary     Tax Director, AT&T Wireless

Meredith Garwood                  Assistant Secretary     Tax Director, AT&T Wireless
                                                          2002 Pisgah Church Rd., Suite 300
                                                          Greensboro, NC  27455


        *Except as noted, the principal business address for all MMM Holdings directors and executive officers is 7277 164th Avenue NE, Building 1, Redmond, WA 98052.

        During the last five years, none of the Reporting Persons, nor any of the persons listed above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each person named in this Item 2 is a citizen of the United States of America, except Nobahuru Ono, who is a citizen of Japan.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The information contained in Item 3 of the Original Filing is hereby amended as follows:

        Pursuant to the MMM Holdings Partnership Transfer Agreement, the aggregate purchase price of the interest in JVII purchased by MMM Holdings from BT Investments was US$380,229,966. The funds used by MMM Holdings in such purchase were from working capital of AT&T, and none of the consideration for such purchased interest was represented by borrowed funds.

        Pursuant to the AT&T Wireless Partnership Transfer Agreement, the aggregate purchase price of the interest in JVII purchased by AT&T Wireless from AT&T Investments was US$359,720,179, which amount is payable pursuant to the terms of a Term Sheet for Loan Agreement, dated as of December 29, 2000, between AT&T Wireless and AT&T Investments.

        On April 23, 2001, pursuant to a rights offering of the Issuer, JVII acquired an additional 7,459,789 Class B Restricted Voting Shares for an aggregate purchase price of US$106,210,166.87. The funds used by JVII in such purchase were from working capital of AT&T Wireless, and none of the consideration for such purchased interest was represented by borrowed funds.

ITEM 4. PURPOSE OF TRANSACTION.

        The information contained in Item 4 of the Original Filing is hereby amended as follows:

        The purpose of the transactions described in Item 3 above is to allow AT&T Wireless and the Issuer, two of North America's largest providers of wireless services, to offer customers throughout Canada wireless services under the Rogers AT&T Wireless name. Such arrangement increases AT&T Wireless's built network North American population coverage by 28 million.

        (a)-(j) Pursuant to MMM Holdings' buyout of BT Investments' interest in JVII, Alfred Mockett and Sohail Qadri, BT's representatives on the Issuer's Board of Directors, have resigned and, to date, have not yet been replaced. Under the Shareholders Agreement referred to below, JVII has the right to designate two directors to fill such vacancies.

        On June 14, 2001, the Issuer, Rogers Communications Inc. ("Rogers Communications"), the majority shareholder of the Issuer, and JVII amended the Shareholders Agreement (as defined and described in the Original Filing) (the "Shareholders Agreement") to institute certain governance rules as a condition of Industry Canada's(1) agreeing to issue certain spectrum licenses to Rogers Wireless Inc. ("Rogers Wireless"). Such amendment to the Shareholders Agreement generally requires that no meeting of the Board of Directors of the Issuer or Rogers Wireless or the executive committee of such Boards of Directors will be conducted unless a majority of the directors present at such meeting are resident Canadians (as defined in the Canada Business Corporations Act), and at least 50% of the directors present at such meeting are Independent Directors (as defined in such amendment to the Shareholders Agreement).

        On June 12, 2001, Rogers Communications, the majority shareholder of the Issuer, announced that it is proposing to acquire all of the outstanding Class B Restricted Voting Shares of the Issuer owned by the public (other than JVII and Rogers Communications) in consideration for 1.1 Class B Non-voting Shares of Rogers Communications for each of the Issuer's Class B Restricted Voting Shares held. The transaction is proposed to be carried out as a merger of the Issuer and Rogers Wireless Communications Inc., a newly incorporated subsidiary of Rogers Communications. An Independent Committee of directors of the Issuer was constituted to review the proposed transaction. The Independent Committee retained RBC Dominion Securities Inc. ("RBC DS") as its financial advisor in connection with the transaction and to prepare an independent valuation of the Issuer's Class B Restricted Voting Shares. RBC DS concluded in its valuation that the fair market value of the Issuer's Class B Restricted Voting Shares is in the range of CDN$31.00 to CDN$36.00 per share. In addition, RBC DS concluded that the transaction is inadequate from a financial point of view to the minority shareholders of the Issuer. The Board of Directors of the Issuer (with all directors abstaining, other than the members of the Independent Committee) has recommended that shareholders of the Issuer vote against the proposed transaction at a meeting of the shareholders to be held on September 11, 2001.

        Pursuant to the Shareholders Agreement, JVII has an obligation to support and not oppose a transaction of this type if certain conditions relating to JVII's governance rights, liquidity and access to information are met. In connection with this transaction, JVII, Rogers Communications and the Issuer are currently negotiating amendments to the Shareholder Agreement that relate to liquidity, governance and information rights. JVII currently expects to come to terms with the Issuer and Rogers Communications relating to these rights.

        Completion of the transaction is subject to certain conditions, including, for example, no material adverse change in the business of the Issuer; shareholders holding not more than 150,000 of the outstanding Restricted Voting Shares of the Issuer shall have exercised their dissent rights under applicable law; and receipt of approvals of shareholders of the Issuer, including the approval by a majority of the votes cast by minority shareholders (other than JVII and Rogers Communications) of the proposed transaction and the waiver of certain provisions of the Minority Shareholder Protection Agreement, dated August 7, 1991, between Rogers Communications and the Issuer.

--------

        (1) Industry Canada is a Canadian governmental department that, among other things, sets telecommunications policy.

        The Issuer's wholly-owned subsidiary, Rogers Wireless, operates under the co-brand Rogers AT&T Wireless and is Canada's leading wireless communications service provider, with approximately 2.7 million wireless voice subscribers and offices in Canadian cities from coast to coast. Rogers AT&T Wireless provides a complete range of wireless solutions including Digital PCS, cellular, paging, two-way messaging, and wireless data services to a total of more than 3.1 million customers across Canada.

        Rogers Communications is Canada's national communications company engaged in cellular, Digital PCS, paging and data communications through Rogers AT&T Wireless; in cable television, high-speed Internet access and video retailing through Rogers Cable Inc.; and in radio and television broadcasting, tele-shopping, publishing and new media businesses through Rogers Media Inc.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The information contained in subparagraphs (a) through (d) of Item 5 of the Original Filing is hereby amended as follows:

        (a) The responses to Items 11 and 13 on the cover page hereof that relate to the Reporting Persons' beneficial ownership of securities of the Issuer are incorporated herein by reference.

        (b) JVII has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the shares of the Issuer held by JVII, except as otherwise provided in the Right of First Negotiation, as defined and discussed in Item 6 of the Original Filing, as amended.

        (c) Except as described in Items 2, 3 and 4 above, none of the Reporting Persons or any of their directors or executive officers has effected any transactions in the Class B Restricted Voting Shares or the Class A Multiple Voting Shares of the Issuer during the past 60 days.

        (d) No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's securities identified in this Item 5.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The information contained in Item 6 of the Original Filing is hereby supplemented as follows:

        See Item 2 above with respect to the MMM Holdings Partnership Transfer Agreement and the AT&T Wireless Partnership Transfer Agreement, the descriptions of which are herein incorporated by reference to Item 2.

        In connection with the MMM Holdings' Partnership Transfer Agreement, BT Investments, MMM Holdings, AT&T Wireless, AT&T and BT entered into the Conveyance, Release and Indemnity Agreement, dated June 29, 2001, which generally provides for the conveyance of BT Investments' interest in JVII to MMM Holdings, and for the release and indemnity of various parties as a result of such transfer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        The following documents are filed as exhibits to this Amendment No. 2 to
Schedule 13D:


             Exhibit A: Partnership Transfer Agreement, dated as of
                        June 29, 2001, by and among MMM Holdings, AT&T Wireless, AT&T, BT Investments and BT

             Exhibit B: Partnership Transfer Agreement, dated as of
                        December 29, 2000, between AT&T Wireless and AT&T Investments

             Exhibit C: Term Sheet for Loan Agreement, dated as of
                        December 29, 2000, between AT&T Wireless and AT&T Canada Investments, Inc.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    JVII

                                    By:  AT&T Wireless Services, Inc.

                                    Its:  Partner

Date:  August 14, 2001              /s/ Jordan Roderick
                                    ------------------------------------------
                                    By: Jordan Roderick
                                       ---------------------------------------
                                    Title: President, International
                                          ------------------------------------

                                    And by:  MMM Holdings, Inc.

                                    Its:  Partner

Date:  August 20, 2001              /s/ Gregory P. Landis
                                    ------------------------------------------
                                    By: Gregory P. Landis
                                       ---------------------------------------
                                    Title: Senior Vice President and Secretary
                                          ------------------------------------


                                    AT&T WIRELESS SERVICES, INC.

Date:  August 14, 2001              /s/ Jordan Roderick
                                    ------------------------------------------
                                    By: Jordan Roderick
                                       ---------------------------------------
                                    Title: President, International
                                          ------------------------------------


                                    MMM HOLDINGS, INC.

Date:  August 20, 2001              /s/ Gregory P. Landis
                                    ------------------------------------------
                                    By: Gregory P. Landis
                                       ---------------------------------------
                                    Title: Senior Vice President and Secretary
                                          ------------------------------------

                                                                       EXHIBIT A

                         PARTNERSHIP TRANSFER AGREEMENT

               THIS PARTNERSHIP TRANSFER AGREEMENT, made as of June 29, 2001 is by and between MMM Holdings, Inc. a corporation incorporated under the laws of Delaware (the "PURCHASER"); the Purchaser's sole shareholder, AT&T Wireless Services, Inc., a corporation incorporated under the laws of Delaware ("AWS"); AWS' sole shareholder, AT&T Corp., a corporation incorporated under the laws of New York ("AT&T"); BT Longmont (Luxembourg) IV SARL, a corporation incorporated under the laws of Luxembourg (the "SELLER"); and, the Seller's sole shareholder, British Telecommunications plc, a corporation incorporated under the laws of England ("BT").

               WHEREAS, AWS and the Seller together own all of the units of the AT&T BT Canada JVII General Partnership, a Delaware general partnership ("JVII PARTNERSHIP"); and

               WHEREAS, AWS and BT have determined that it is in their mutual best interests to transfer all of the Seller's partnership interest in JVII Partnership (the "PARTNERSHIP INTEREST") from the Seller to the Purchaser; and

               WHEREAS, in order to effect the transfer of the Partnership Interest, the Seller desires to sell, and the Purchaser desires to purchase, the Partnership Interest for the Purchase Price (as defined below).

               NOW, THEREFORE, in consideration of the premises contained herein (the sufficiency of which is hereby acknowledged by the parties hereto (individually, a "Party" and collectively, the "Parties")), the Parties, intending to be legally bound, agree as follows:

                                    ARTICLE 1
                         DEFINITIONS AND INTERPRETATIONS

1.1            DEFINITIONS

               Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them on Appendix A.

1.2            HEADINGS

               The division of this Agreement into articles, sections, appendices and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article, section and appendix headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement. All uses of the words "hereto", "herein," "hereof," "hereby" and "hereunder" and similar expressions refer to this Agreement and not to any particular section or portion of it. References to an Article, Section or Appendix refer to the applicable article, section or appendix of this Agreement.

1.3            NUMBER AND GENDER

               In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.

1.4            ENTIRE AGREEMENT

               This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, negotiations, discussions and understandings, written or oral, between the Parties. There are no representations, warranties, conditions, other agreements or acknowledgements, whether direct or collateral, express or implied, that form part of or affect this Agreement, or which induced any Party to enter into this Agreement or on which reliance is placed by any Party, except as specifically set forth in this Agreement.

1.5            AMENDMENT

               This Agreement may be amended, modified or supplemented only by a written agreement signed by each Party.

1.6            WAIVER OF RIGHTS

               Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the Party giving it, and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any Party to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

1.7            APPLICABLE LAW

               This Agreement shall be governed by, and interpreted and enforced in accordance with, the laws in force in the state of Delaware (excluding any conflict of laws rule or principle which might refer such interpretation to the laws of another jurisdiction). Each Party irrevocably submits to the jurisdiction of the courts of Delaware with respect to any matter arising hereunder or related hereto.

                                    ARTICLE 2
                                PURCHASE AND SALE

               On the terms and subject to the conditions set forth herein, at a closing (the "CLOSING") to be held at 3:00 o'clock in the forenoon (Netherlands time) on the 29th day of June, 2001 (the "CLOSING TIME") at the offices of BT (Netherlands Holdings BV or such other time or location as the Parties shall mutually agree, the Seller shall sell, convey, transfer, assign and deliver to the Purchaser, and the Purchaser shall purchase from the Seller, all of the Seller's right, title and interest in and to the Partnership Interest. At the Closing Time, the Seller shall withdraw and dissociate as a Partner and the Purchaser shall be admitted simultaneously therewith as a Partner.

                                    ARTICLE 3
                                 PURCHASE PRICE

               The purchase price for the Partnership Interest shall be US$380,229,966 (the "PURCHASE PRICE"). The Purchaser shall pay the Purchase Price to the Seller, or as the Seller directs, at the Closing Time by wire transfer of immediately available funds. In connection with the determination of the Purchase Price, the Seller and BT have made such inquiries and conducted such reviews as they, in their sole discretion, have determined to be necessary and appropriate thereto.

                                    ARTICLE 4
                         REPRESENTATIONS AND WARRANTIES

4.1            REPRESENTATIONS AND WARRANTIES OF THE SELLER AND BT

               The Seller and BT each represent and warrant to the Purchaser on a joint and several basis as set out below in this Section 4.1 and acknowledge that the Purchaser is relying upon each representation and warranty provided by the Seller and BT in agreeing to purchase the Partnership Interest:

        (a) The Seller is a corporation duly incorporated and validly existing under the laws of Luxembourg. No proceedings have been taken or authorized by the Seller or, to the best of its knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Seller.

        (b) Each of the Seller and BT has all necessary corporate power and capacity to execute and deliver, and to observe and perform its respective covenants and obligations under, this Agreement. Each of the Seller and BT has taken all corporate action necessary to authorize the execution and delivery, and the observance and performance, of its respective covenants and obligations under this Agreement.

        (c) This Agreement has been duly executed and delivered by the Seller and BT and constitutes a valid and binding obligation of the Seller and BT enforceable against each of the Seller and BT in accordance with its terms.

        (d) The Seller is the legal and beneficial owner of all of the Partnership Interest free and clear of all Encumbrances except as provided for in the Partnership Agreement.

        (e) No consent, approval or authorization of any Person which is not a Governmental Authority, or any non-Canadian Governmental Authority, is required to be obtained by the Seller or BT prior to the Closing in connection with:

               (i) the execution and delivery by the Seller and BT of this Agreement; or

               (ii) the observance and performance by the Seller and BT of their respective obligations under this Agreement.

4.2            REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND AWS

               The Purchaser and AWS each represent and warrant to the Seller on a joint and several basis as set out below in this Section 4.2 and acknowledges that the Seller is relying upon each representation and warranty provided by the Purchaser and AWS in agreeing to sell the Partnership Interest:

        (a) The Purchaser is a corporation duly incorporated and validly existing under the laws of Delaware. No proceedings have been taken or authorized by the Purchaser or AWS or, to the best of the Purchaser's knowledge, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Purchaser.

        (b) Each of the Purchaser and AWS has all necessary corporate power and capacity to execute and deliver, and to observe and perform its respective covenants and obligations under, this Agreement. Each of the Purchaser and AWS has taken all action necessary to authorize the execution and delivery, and the observance and performance, of its respective covenants and obligations under this Agreement.

        (c) This Agreement has been duly executed and delivered by the Purchaser and AWS and constitutes a valid and binding obligation of the Purchaser and AWS enforceable against each of the Purchaser and AWS in accordance with its terms.

        (d) No consent, approval or authorization of any Person which is not a Governmental Authority, or any non-Canadian Governmental Authority, is required to be obtained by the Purchaser prior to the Closing in connection with

               (i) the execution and delivery by the Purchaser or AWS of this Agreement; or

               (ii) the observance and performance by the Purchaser and AWS of their obligations under this Agreement.

4.3            REPRESENTATIONS AND WARRANTIES OF AT&T

               AT&T represents and warrants to the Purchaser and the Seller as set out below in this Section 4.3 and acknowledges that the Purchaser and the Seller are relying upon each representation and warranty provided by AT&T in agreeing to purchase and sell, respectively, the Partnership Interest:

        (a) AT&T has all necessary corporate power and capacity to execute and deliver, and to observe and perform its covenants and obligations under, this Agreement. AT&T has taken all action necessary to authorize the execution and delivery, and the observance and performance, of its covenants and obligations under this Agreement.

        (b) This Agreement has been duly executed and delivered by AT&T and this Agreement constitutes a valid and binding obligation of AT&T enforceable against AT&T in accordance with its terms.

        (c) No consent, approval or authorization of any Person which is not a Governmental Authority, or any non-Canadian Governmental Authority, is required to be obtained by AT&T prior to the Closing in connection with:

               (i)     the execution and delivery by AT&T of this Agreement; or

               (ii) the observance and performance by AT&T of its obligations under this Agreement.

4.4            COMMISSION

               The Purchaser and the Seller each represents and warrants to the other that such other Party will not be liable for any brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby because of any action taken by, or agreement or understanding reached by, the Party making such representation and warranty.

4.5            NON-WAIVER

               No investigations made by or on behalf of the Purchaser at any time shall waive, diminish the scope of or otherwise affect any representation or warranty made by the Seller in this Agreement.

4.6            QUALIFICATION OF REPRESENTATIONS AND WARRANTIES

               Any representation or warranty made by a Party as to the enforceability of this Agreement against such Party is subject to the following qualifications:

        (a) specific performance, injunction and other equitable remedies are discretionary and, in particular, may not be available where damages are considered an adequate remedy; and

        (b) enforcement may be limited by bankruptcy, insolvency, liquidation, reorganization, reconstruction and other laws generally affecting enforceability of creditors' rights.

4.7            SURVIVAL OF REPRESENTATIONS AND WARRANTIES

               All representations, warranties, statements, covenants and agreements made by the Parties in this Agreement shall survive the completion of the sale of the Partnership Interests and continue without time limit.

                                    ARTICLE 5
                                    COVENANT

5.1            ACCESS TO CERTAIN INFORMATION

               Each of AWS and the Purchaser covenant and agree to provide and to the extent it is able, to cause the Partnership to use its reasonable efforts to cause Rogers Wireless Communications Inc. ("RWCI") to provide such information as BT or the Seller may request, acting reasonably, in writing in order to complete all filings and tax returns which either or both of them are legally required to file.

                                    ARTICLE 6
                              CONDITIONS PRECEDENT

6.1            PURCHASER'S CONDITIONS

               The Purchaser shall be obliged to complete the Closing only if each of the conditions precedent set out in the following subsections of this
Section 6.1 have been satisfied in full at or before the Closing Time. Each of such conditions precedent is for the exclusive benefit of the Purchaser and the Purchaser may waive any of them in whole or in part in writing.

6.1.1          ACCURACY OF REPRESENTATIONS AND PERFORMANCE OF COVENANTS

               At the Closing, all of the representations and warranties of the Seller and BT made in or pursuant to this Agreement shall be true and correct in all material respects as if made at the Closing Time (regardless of the date as of which the information in this Agreement or in any other document made pursuant hereto is given). At the Closing Time, the Seller and BT shall have observed or performed in all respects all of the obligations, covenants and agreements which each of them must perform at or before the Closing Time. The Purchaser shall have received immediately prior to the Closing Time, certificates from an officer of each of the Seller and BT certifying, to the best of such officer's knowledge, information and belief (after due enquiry) that the conditions in this Section 6.1.1 have been satisfied.

6.1.2          CONSENTS, APPROVALS AND AUTHORIZATIONS

               All consents, approvals and authorizations required under any applicable laws by any Governmental Authority, securities commission, stock exchange or any other regulatory authority, or required by any Person (or registrations, declarations, filings or recordings with any of them), for the Closing (other than routine post-closing notifications or filings) shall have been obtained or made on or before the Closing Time.

6.1.3          LITIGATION

               No court order shall have been entered that prohibits or restricts the Closing.

6.1.4          RECEIPT OF CLOSING DOCUMENTATION

               All documentation relating to the sale and purchase of the Partnership Interest, including all corporate and/or shareholder documentation of the Seller and BT as may be required to convey the Partnership Interest to the Purchaser, or otherwise relating to the due authorization and completion of such sale and purchase, and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Seller and BT of their respective obligations under this Agreement shall be satisfactory to the Purchaser and its counsel, acting reasonably. The Purchaser shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated hereby and the taking of all corporate proceedings in connection therewith in form (as to certification and otherwise) and substance satisfactory to the Purchaser and its counsel, acting reasonably.

6.1.5          DIRECTORS AND OFFICERS

               At the Closing Time, all directors and officers of RWCI, Rogers Wireless Inc. and any material subsidiary of RWCI (collectively, the "COMPANIES") who are "BT Nominees", as such term is defined in the Partnership Agreement (as hereinafter defined), shall submit a resignation from all positions with the Companies, as applicable.

6.1.6          SECTION 116 CERTIFICATE

               At the Closing Time, the Seller shall have delivered a valid certificate issued by the Minister of National Revenue under section 116(2) of the Income Tax Act (Canada) having a certificate limit of not less than the Purchase Price.

6.1.7          LETTER AGREEMENT

               The letter agreement between AWS BT, JVII, Rogers Communications Inc. ("RCI") and RWCI respecting the consent of RWCI to the distribution of a majority of the stock of AWS to shareholders of AT&T (the "SPLIT-OFF") and the acquisition of the Partnership Interest by the Purchaser shall have been executed and delivered.

6.1.8          CONVEYANCE, RELEASE AND INDEMNITY AGREEMENT

               The conveyance, release and indemnity agreement between AWS, BT, the Seller, the Purchaser and AT&T in the form of Appendix B shall have been executed and delivered.

6.2            SELLER'S CONDITIONS

               The Seller shall be obliged to complete the Closing only if each of the conditions precedent set out in the following subsections of this Section
6.2 have been satisfied in full at or before the Closing Time. Each of such conditions precedent is for the exclusive benefit of the Seller and the Seller may waive any of them in whole or in part in writing.

6.2.1          ACCURACY OF REPRESENTATIONS AND PERFORMANCE OF COVENANTS

               At the Closing, all of the representations and warranties of the Purchaser and AWS made in or pursuant to this Agreement shall be true and correct in all material respects as if made at the Closing Time (regardless of the date as of which the information in this Agreement or in any appendix or other document made pursuant hereto is given). At the Closing Time, the Purchaser and AWS shall have observed or performed in all respects all of the obligations, covenants and agreements which each of them must perform at or before the Closing Time. The Seller shall have received immediately prior to the Closing Time, certificates from an officer of each of the Purchaser and AWS certifying, to the best of such officer's knowledge, information and belief (after due enquiry) that the conditions in this Section 6.2.1 have been satisfied.

6.2.2          CONSENTS, APPROVALS AND AUTHORIZATIONS

               All consents, approvals and authorizations required under any applicable laws by any Governmental Authority, securities commission, stock exchange or any other regulatory authority, or required by any Person (or registrations, declarations, filings or recordings with any of them), for the Closing (other than routine post-closing notifications or filings) shall have been obtained or made on or before the Closing Time.

6.2.3          LITIGATION

               No court order shall have been entered that prohibits or restricts the Closing.

6.2.4          RECEIPT OF CLOSING DOCUMENTATION

               All documentation relating to the sale and purchase of the Partnership Interest, including all corporate and/or shareholder documentation of the Purchaser and AWS as may be required to convey the Partnership Interest to the Purchaser, or otherwise relating to the due authorization and completion of such sale and purchase, and all actions and proceedings taken on or prior to the Closing in connection with the performance by the Purchaser, AT&T and AWS of their respective obligations under this Agreement shall be satisfactory to the Seller and its counsel, acting reasonably. The Seller shall have received copies of all such documentation or other evidence as it may reasonably request in order to establish the consummation of the transactions contemplated hereby and the taking of all corporate proceedings in connection therewith in form (as to certification and otherwise) and substance satisfactory to the Seller and its counsel, acting reasonably.

6.2.5          AT&T REPRESENTATIONS AND WARRANTIES

               At the Closing, all of the representations and warranties of AT&T made in or pursuant to this Agreement shall be true and correct in all material respects as if made at the Closing Time (regardless of the date as of which the information in this Agreement or in any appendix or other document made pursuant hereto is given). At the Closing Time, AT&T shall have observed or performed in all respects all of the obligations, covenants and agreements which it must perform at or before the Closing Time. The Seller and BT shall have received a certificate of an officer of AT&T certifying, to the best of such officer's knowledge, information and belief (after due enquiry) that the conditions in this Section 6.2.6 have been satisfied.

6.2.6          CONVEYANCE, RELEASE AND INDEMNITY AGREEMENT

               The conveyance, release and indemnity agreement between AWS, BT, Longmont and AT&T in the form of Appendix B shall have been executed and delivered.

6.3            WAIVER

               Any Party may waive, by written notice to the other Parties, any condition set forth in this Article 6 which is for its benefit. No waiver by a Party of any condition, in whole or in part, shall operate as a waiver of any other condition.

                                    ARTICLE 7
                                    EXPENSES

               Each Party agrees to pay all the costs and expenses incurred by it in connection with this Agreement or the transactions contemplated hereby.

                                    ARTICLE 8
                               FURTHER ASSURANCES

               Each of the Parties shall use all of its commercially reasonable efforts, after the date hereof, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, on and after the date hereof, each Party shall co-operate with the other Parties, and without any further consideration execute and deliver, or use all of its commercially reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with and to give all notices to, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument and take all such other actions as such Party may reasonably be requested to take by any other Party from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transfer of the Partnership Interest and the other transactions contemplated hereby.

                                    ARTICLE 9
                                    CONSENTS

               For the purposes of the Partnership Agreement and each other agreement to which all or some of the Parties are a party, each of the Parties hereby consents to the transfer of the Partnership Interest from the Seller to the Purchaser, the withdrawal and dissociation of the Seller as a Partner in the Partnership and the concurrent admission of the Purchaser as a Partner in the Partnership, all in the manner set forth in this Agreement and, for greater certainty, waive compliance with the provisions of the Partnership Agreement, in respect of the sale, including, without limitation, the provisions of Section 8.2, 8.3 and 8.7 thereof, and agrees, to the extent that it is within its power to do so, to cause the Partnership to approve and ratify the transfer, to cause the transfer to be recorded on the books of the Partnership and to recognize the Purchaser as a partner. By executing and delivering a copy of this Agreement, BT and the Seller:

               (a)     consent to the Split-Off effective as of the Closing;

               (b) acknowledge and agree that the rights and obligations of AWS under the Partnership Agreement shall not be affected by the Split-Off; and

               (c) waive, among other provisions which may be applicable, the application of section 7.6, section 8.2 and section
                       8.3 of the Partnership Agreement to the Split-Off.

                                   ARTICLE 10
                               COVENANT TO RENAME

               AWS hereby covenants and agrees to, and to cause the Purchaser to, take all necessary steps to change the name of JVII Partnership to a name which does not include "BT" within 10 days after the Closing Date.

                                   ARTICLE 11
                                  COUNTERPARTS

               This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall be deemed to be one and the same instrument and receipt of a facsimile version of an executed signature page of this Agreement by a Party shall constitute satisfactory evidence of execution of this Agreement by such Party.

                                   ARTICLE 12
                                  ASSIGNABILITY

               This Agreement shall be binding upon and inure to the benefit of the Parties, and their respective successors and assigns; provided, however, that no Party may assign its respective rights or delegate its respective obligations under this Agreement without the express prior written consent of the other Parties.

                                   ARTICLE 13
                            THIRD PARTY BENEFICIARIES

               The provisions of this Agreement are solely for the benefit of the Parties and are not intended to confer upon any Person except the Parties any rights or remedies hereunder. There are no third party beneficiaries of this Agreement and this Agreement shall not provide any third person with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

                                   ARTICLE 14
                                     NOTICES

               All notices or other communications under this Agreement shall be in writing and shall be deemed to be duly given when (a) delivered in person, or
(b) sent by telecopy (a "TRANSMISSION") or (c) deposited in the mail or private express mail, postage prepaid, addressed as follows:

        If to the Purchaser or AWS, to:

        7277 164th Avenue, N.E.
        Redmond, Washington, 98052

        Attention:    Jordan Roderick
        Fax No.:      (425) 580-8033

        and

        Attention:    Yukio Morikubo
        Fax No.:      (425) 580-6303


        If to AT&T, to:

        295 North Maple Avenue
        Basking Ridge, New Jersey  07920

        Attention:    Ms Marilyn Wasser, Vice-President-Law and Secretary
        Fax No.:      (908) 221-6618

        If to the Seller, to:

        BT Longmont (Luxembourg) IV SARL
        L-2210 Luxembourg
        54 Boulevard Napoleon 1er
        Luxembourg

        Attention:    Cornelius Bechtel
        Fax No.:      +325 47 68 47 547 or 548

        If to BT, to:

        British Telecommunications plc
        81 Newgate Street
        London, U.K.

        EC1A 7AJ

        Attention:    Group General Counsel (Ref Karl Upstonhooper)
        Fax. No.:     011 44 (207) 356-6151

        and

        Attention:    Assistant Company Secretary
        Fax No.:      011 44 (207) 356-6391


               Each notice sent in accordance with this Article 14 shall be deemed to have been received:

        (a)    on the day it was delivered;

        (b) on the same day that it was sent by Transmission, or on the first Business Day thereafter if the day on which the Transmission was sent was not a Business Day or if the day on which the Transmission was sent was a Business Day but the Transmission was sent after 3:00 p.m. (local time of the Recipient); or

        (c) on the 10th Business Day after it was mailed (excluding each Business Day during which there existed any general interruption of postal services in the United States of America or Luxembourg due to strike, lock out or other cause).

               Any Party may, by notice to the other Parties, change the address to which such notices are to be given.

                                   ARTICLE 15
                                  SEVERABILITY

               If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provisions to Persons or circumstances other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.

                                   ARTICLE 16
                              PUBLIC ANNOUNCEMENTS

               The Parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the transactions contemplated hereby and each of the Parties shall use all of its reasonable commercial efforts, acting in good faith, to agree upon a text for such statement or release which is satisfactory to all Parties.

               IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

                                     MMM HOLDINGS, INC.

                                     By:    /s/ MOHAN GYANI
                                            ------------------------------------
                                     Name:   Mohan Gyani
                                     Title:  President

                                     By:    /s/ GREGORY P. LANDIS
                                            ------------------------------------
                                     Name:   Gregory P. Landis
                                     Title:  Senior Vice President and Secretary


                                     AT&T WIRELESS SERVICES, INC.

                                     By:    /s/ JORDAN RODERICK
                                            ------------------------------------
                                     Name:   Jordan Roderick
                                     Title:  President, International


                                     AT&T CORP.

                                     By:    /s/ MICHAEL BERG
                                            ------------------------------------
                                     Name:   Michael Berg
                                     Title:  Assistant Secretary

                                     BT LONGMONT (LUXEMBOURG) IV SARL

                                     By:    /s/ Karl Upstar-Hooper
                                            ------------------------------------
                                     Name:      Karl Upstar-Hooper
                                     Title:     Corporate Counsel

                                     By:
                                            ------------------------------------
                                     Name:
                                     Title:

                                     BRITISH TELECOMMUNICATIONS PLC

                                     By:     /s/ Karl Upstar-Hooper
                                            ------------------------------------
                                     Name:    Karl Upstar-Hooper
                                     Title:   Corporate Counsel

                                     By:
                                            ------------------------------------
                                     Name:
                                     Title:

                                   APPENDIX A
                                   DEFINITIONS

"BUSINESS DAY" means any day other than a Saturday or a Sunday or a day which is a statutory or civic holiday in Redmond, Washington; Basking Ridge, New Jersey; London, England; or Luxembourg.

"CANADIAN GOVERNMENTAL AUTHORITY" means any Canadian federal or Ontario court, government, department, commission, board, bureau, agency or official.

"ENCUMBRANCE" means any encumbrance of any kind whatever and includes a security interest, lien, pledge, hypothecation, assignment, charge, trust or deemed trust (whether contractual, statutory or otherwise arising), a voting trust or pooling agreement with respect to securities, an adverse claim or any other right, option or claim of others of any kind whatever affecting the Partnership Interest, or any covenant or other agreement, restriction or limitation on the transfer of the Partnership Interest.

"GOVERNMENTAL AUTHORITY" shall mean any federal, state, provincial, local or foreign or international court, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority.

"PARTNERSHIP AGREEMENT" means that certain Amended and Restated Partnership Agreement pertaining to JVII Partnership made as of August 16, 1999 by and between AT&T, BT, AWS and the Seller.

"PERSON" shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization a limited liability entity, any other entity and any Governmental Authority.

                                   APPENDIX B
               FORM OF CONVEYANCE, RELEASE AND INDEMNITY AGREEMENT

                   CONVEYANCE, RELEASE AND INDEMNITY AGREEMENT

              This Agreement is made the 29th day of June, 2001

BETWEEN:

              BT LONGMONT (LUXEMBOURG) IV SARL, a corporation incorporated under the laws of Luxembourg;
              (the "SELLER")
              - and -
              MMM HOLDINGS, INC., a corporation incorporated under the laws of Delaware (the "PURCHASER")
              - and -
              AT&T WIRELESS SERVICES, INC., a corporation incorporated under the laws of Delaware;
              ("AWS")
              - and -
              AT&T CORP., a corporation incorporated under the laws of New York; ("AT&T")
              - and -
              BRITISH TELECOMMUNICATIONS PLC, a corporation incorporated under the laws of England; ("BT") (collectively, the "PARTIES" and individually each a "PARTY")

RECITALS:

1. BT is the sole shareholder of the Seller.

2. The Purchaser is a wholly-owned subsidiary of AWS, which was formerly a wholly-owned subsidiary of AT&T.

3. The Parties entered into an agreement made as of June 15, 2001 (the "PARTNERSHIP TRANSFER AGREEMENT") pursuant to which the Seller agreed to sell to the Purchaser, and the Purchaser agreed to purchase from the Seller, all of the partnership interest held by the Seller in the AT&T BT Canada JVII General Partnership, a Delaware general partnership (the "PARTNERSHIP INTEREST"), all on the terms and subject to the conditions set out in the Partnership Transfer Agreement.

4. This Agreement is intended to constitute a general conveyance of the Partnership Interest from the Seller to the Purchaser pursuant to the Partnership Transfer Agreement and to provide for the release and indemnity of various Parties as a result of such transfer.

               IN CONSIDERATION of the mutual covenants in this Agreement and in the Partnership Transfer Agreement and of other consideration (the receipt and sufficiency of which are acknowledged by each of the Parties), the Parties agree as follows:

                                    ARTICLE 1
                                   DEFINITIONS

       1.1     DEFINITIONS

               Unless otherwise defined herein, each defined term used in this Agreement denoted by initial capital letters shall have the meaning ascribed to such term in the Partnership Transfer Agreement.

       1.2     EXTENDED MEANINGS

               In this Agreement, a reference to a "right" in the Partnership Interest includes a reference to all rights, title, estates and interests in and to the Partnership Interest, "convey" includes all terms that describe the passing of all rights in the Partnership Interest, including without limitation the terms "sell", "assign", "transfer" and "deliver", and "conveyance" has the corresponding meaning.

                                    ARTICLE 2
                       CONVEYANCE OF PARTNERSHIP INTEREST

               Subject to the provisions of the Partnership Transfer Agreement, the Seller conveys to the Purchaser all of its rights in and to the Partnership Interest and the Purchaser accepts such conveyance as at the Closing Time.

                                   ARTICLE 3
                          MUTUAL RELEASE AND INDEMNITY

       3.1     DEFINITIONS

               In this Article 3:

               "AT&T PARTIES" means AT&T and AWS and each of their directors, officers, employees, agents and representatives;

               "BT PARTIES" means BT and the Seller and each of their directors, officers, employees, agents and representatives;

               "CLAIM" means any act, omission or state of facts and any demand, action, cause of action, grievance, execution, suit, proceeding, claim, assessment, judgment, settlement or compromise relating thereto; and

               "LOSS" means any and all loss, liability, damage, cost, expense, charge, fine, penalty or assessment, resulting from or arising out of any Claim, including the costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise relating thereto and all interest, fines and penalties and reasonable legal and consulting fees and expenses incurred in connection therewith, but excluding loss of profits or revenues, punitive damages and consequential damages, without regard to any tax deductions or refunds which might offset such Loss.

       3.2     RELEASE

               The AT&T Parties and the BT Parties hereby remise, release and forever discharge each other from all actions, causes of action, suits, proceedings, debts, accounts, bonds, covenants, contracts, claims, liabilities, damages, grievances, executions, judgments and demands of any kind whatever, both in law and in equity, whether implied or express, by reason of or in any way arising out of any cause, matter or thing related to actions taken by the Partnership, or actions taken by any of them in connection with the Partnership. Notwithstanding the foregoing, no such release shall apply to any Loss suffered by the AT&T Parties or the BT Parties where such Loss arises out of a Claim by a third party (including, for greater certainty, a taxing authority) against the Partnership or against one or more of the AT&T Parties or the BT Parties in their capacity as a partner of the Partnership or a party to the Partnership Agreement, whether as a result of a breach of the Partnership Agreement or otherwise, where the Claim is based upon an act, omission or state of facts which relates to a time prior to the Closing Date.

       3.3     INDEMNITY OF BT

               AWS agrees to indemnify the Seller in respect of any Losses which the Seller suffers as a result of the application of Section 15-703(b) of the Delaware Revised Uniform Partnership Act, 6 Del. C (the "ACT") provided that:
(a) the Seller has executed prior to, and assisted in the filing on, the Closing Date of a notice of disassociation pursuant to Section 15-704 of the Act; and
(b) the Seller has not held itself out as being a partner of the Partnership after the Closing Date.

                                    ARTICLE 4
                                     GENERAL

       4.1     CONVEYANCE SUBJECT TO PARTNERSHIP TRANSFER AGREEMENT

               This Agreement is entered into pursuant to the Partnership Transfer Agreement and is not in derogation of any of the rights or obligations which the Parties have under the Partnership Transfer Agreement. If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of the Partnership Transfer Agreement, the provisions of the Partnership Transfer Agreement shall govern.

       4.2     TIME OF THE ESSENCE

               Time is of the essence of each provision of this Agreement.

       4.3     NUMBER AND GENDER

               In this Agreement, words in the singular include the plural and vice-versa and words in one gender include all genders.

GOVERNING LAW

               This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the State of Delaware (excluding any conflict of laws, rule or principle which might refer such construction to the laws of another jurisdiction) and shall be treated, in all respects, as a Delaware contract. Each Party irrevocably submits to the non-exclusive jurisdiction of the Courts of Delaware with respect to any matter arising hereunder or related hereto.

SURVIVORSHIP

               This Agreement shall enure to the benefit of, and be binding upon, the Parties hereto and their respective successors and assigns.

               IN WITNESS WHEREOF this Agreement has been executed by the Parties on the date first above written.

                               MMM HOLDINGS, INC.

                               By:
                                     -------------------------------------------
                               Name:      Mohan Gyani
                               Title:     President

                               By:
                                     -------------------------------------------
                               Name:      Gregory P. Landis
                               Title:     Senior Vice President and Secretary

                               AT&T WIRELESS SERVICES, INC.

                               By:
                                     -------------------------------------------
                               Name:      Jordan Roderick
                               Title:     President, International

                               AT&T CORP.

                               By:
                                     -------------------------------------------
                               Name:
                               Title:

                               BT LONGMONT (LUXEMBOURG) IV SARL

                               By:
                                     -------------------------------------------
                               Name:
                               Title:

                               By:
                                     -------------------------------------------
                               Name:
                               Title:


                               BRITISH TELECOMMUNICATIONS PLC

                               By:
                                     -------------------------------------------
                               Name:
                               Title:

                               By:
                                     -------------------------------------------
                               Name:
                               Title:

                                                                       EXHIBIT B

                         PARTNERSHIP TRANSFER AGREEMENT

                THIS PARTNERSHIP TRANSFER AGREEMENT, effective as of December 29, 2000 is by and between AT&T Wireless Services, Inc. ("Purchaser") and AT&T Canada Investments Inc. ("Seller").

                WHEREAS, the Purchaser and Seller have determined that it is in their mutual best interests to transfer the Seller's fifty percent (50%) partnership interest (the "Partnership Interest") in the AT&T BT Canada JVII General Partnership ("JVII Partnership") consisting of fifty million (50,000,000) units in JVII Partnership from Seller to Purchaser;

                WHEREAS, in order to effect the Transfer of the Partnership Interest, Seller desires to sell all of its Partnership Interest to Purchaser, and Purchaser desires to purchase the Partnership Interest for the Purchase Price (as defined below).

                NOW, THEREFORE, in consideration of the premises contained herein, the parties, intending to be legally bound, agree as follows:

                                    ARTICLE I
                                   DEFINITIONS

                1.1 Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them on Appendix A.

                                   ARTICLE II
                                PURCHASE AND SALE

                2.1 Subject to the terms and conditions set forth herein, as of the Effective Date (defined below), Seller hereby sells to Purchaser, and Purchaser hereby acquires from Seller, all of Seller's right, title and interest in the Partnership Interest.

                                   ARTICLE III
                                 PURCHASE PRICE

                3.1 The purchase price for the Partnership Interest shall be equal to 50% of the Partnership Value (the "Purchase Price"), payable in the form of a note denominated in United States dollars.

                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES

                4.1 Each of Purchaser and Seller hereby represents and warrants that:

                       (a) each such party has the requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and,

                       (b) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with its terms.

                4.2 The Seller further represents and warrants that the Units are validly issued, fully paid and non-assessable, are free of preemptive rights and are free and clear of any Security Interests, except as otherwise provided in the Partnership Agreement.

                                    ARTICLE V
                                    EXPENSES

                5.1 Each party hereto agrees to pay all the costs and expense incurred by it in connection with this Agreement or the transactions contemplated hereby.

                                   ARTICLE VI

                             [Intentionally Omitted]

                                   ARTICLE VII
                                    ADOPTION

                7.1 Purchaser hereby adopts, undertakes and agrees to assume, perform and discharge, from and after the date hereof, all liabilities, duties, obligations, covenants and agreements of Seller in accordance with the terms and conditions contained in the JVII Partnership Agreement and to be bound by the terms of the JVII Partnership Agreement, from and after the date hereof, in all respects as if Purchaser were an original signatory thereto.

                                  ARTICLE VIII
                                 EFFECTIVE DATE

                8.1 (a) The "Effective Date" of the transactions contemplated by this Agreement shall be on December 29, 2000 or at such other time and place as shall be agreed upon by Purchaser and Seller (the "Effective Date").

                        (b) On or about the Effective Date, (i) Seller will deliver to Purchaser any necessary executed partnership transfer form (or other instruments or documents) in respect of the Units and (ii) Purchaser will deliver to Seller the note described in Section 3.1.

                                   ARTICLE IX
                               FURTHER ASSURANCES

                9.1 Each of the parties hereto shall use its reasonable best efforts, after the Effective Date, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement. Without limiting the foregoing, on and after the Effective Date, each party hereto shall cooperate with the other party, and without any further consideration execute and deliver, or use its reasonable efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with and to give all notices to, and to obtain all consents, approvals or authorizations of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any Consents or Governmental Approvals), and take all such other actions as such party may reasonably be requested to take by any other party hereto from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the transfer of the Partnership Interest and the other transactions, if any, contemplated hereby.

                                    ARTICLE X
                 COUNTERPARTS; ENTIRE AGREEMENT; CORPORATE POWER

                10.1 This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

                                   ARTICLE XI
                                  GOVERNING LAW

                11.1 This Agreement shall be governed by, construed and interpreted in accordance with the laws of the State of Delaware, irrespective of the choice of laws principles of the State of Delaware as to all matters, including matters of validity, construction, effect, performance, enforceability and remedies.

                                   ARTICLE XII
                                  ASSIGNABILITY

                12.1 This Agreement shall be binding upon the inure to the benefit of the parties hereto respectively, and their respective successors and assigns; provided, however, that no party hereto may assign its respective rights or delegate its respective obligations under this Agreement without the express prior written consent of the other party hereto.

                                  ARTICLE XIII
                            THIRD PARTY BENEFICIARIES

                13.1 The provisions of this Agreement are solely for the benefit of the parties and are not intended to confer upon any Person except the parties any rights or remedies hereunder. There are no third party beneficiaries of this Agreement and this Agreement shall not provide any third person with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

                                   ARTICLE XIV
                                     NOTICES

                14.1 All notices or other communications under this Agreement shall be in writing and shall be deemed to be duly given when (a) delivered in person, or (b) sent by telecopy, telegram or telex, or (c) deposited in the mail or private express mail, postage prepaid, addressed as follows:

               If to Purchaser, to :        AT&T Wireless Services, Inc.
                                            7277 164th Avenue, N.E.
                                            Redmond, Washington, 98052
                                            Attn:  Jordan Roderick
                                            Fax No.: +(425) 580-8033

               If to Seller, to:            AT&T Canada Investments Inc.
                                            295 North Maple Avenue
                                            Basking Ridge, New Jersey 07920
                                            Attn.:  Michael Berg
                                            Fax No.:  +(908) 221-4408

Any party may, by notice to the other party, change the address of which such notices are to be given.

                                   ARTICLE XV
                                  SEVERABILITY

                15.1 If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provision hereof, or the application of such provision to Persons or circumstances other than those as to which it has been held or invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination, the parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the parties.

                                   ARTICLE XVI
                                    HEADINGS

                16.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

                                  ARTICLE XVII
                               WAIVERS OF DEFAULT

                17.1 Waiver by any party of any default by the other party of any provision of this Agreement shall not be deemed a waiver by the waiving party of any other default, nor shall it prejudice the rights of the other party.

                                  ARTICLE XVIII
                              SPECIFIC PERFORMANCE

                18.1 In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the party or parties who are or are to be thereby aggrieved shall have the right to specific performance and injunctive relief of its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The parties hereby agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived.

                                   ARTICLE XIX
                                   AMENDMENTS

                19.1 No provisions of this Agreement shall be deemed waived, amended, supplemented or modified by any party, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the party against whom it is sought to enforce such waiver, amendment, supplement or modification.

                                   ARTICLE XX
                                 INTERPRETATION

                20.1 Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires; the terms "hereof," "herein," and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules hereto) and not to any particular provision of this Agreement. The word "including" and words of similar import when used in this Agreement shall mean "including, without limitation," unless the context otherwise requires or unless otherwise specified; the word "or" shall not be exclusive.

               IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

                                     AT&T CANADA INVESTMENTS INC.

                                     By:    /s/ MICHAEL BERG
                                          --------------------------------------
                                     Name:  Michael Berg
                                            ------------------------------------
                                     Title:  President
                                             -----------------------------------


                                     AT&T WIRELESS SERVICES, INC.

                                     By:   /s/ JORDAN RODERICK
                                          --------------------------------------
                                     Name:  Jordan Roderick
                                            ------------------------------------
                                     Title:  President -- International
                                             -----------------------------------

                                   APPENDIX A

"AT&T CANADA INVESTMENTS INC." shall mean AT&T Canada Investments Inc., a wholly owned Delaware subsidiary of AT&T Corp., a New York corporation.

"AT&T WIRELESS SERVICES, INC." shall mean AT&T Wireless Services, Inc., a wholly owned Delaware subsidiary of AT&T Corp., a New York corporation.

"CONSENTS" shall mean any consents, waivers or approvals from, or notification requirements to, any third parties.

"GOVERNMENT APPROVALS" shall mean any notices, reports or other filings to be made, or any consents, registrations, approvals, permits or authorizations or be obtained from, any domestic or foreign Governmental Authority.

"GOVERNMENTAL AUTHORITY" shall mean any federal, state, local or foreign or international court, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority.

"PARTNERSHIP VALUE" shall mean 110% of the product of (a) the 20 trading-day average of the closing price of the Rogers Wireless Communications Inc. Shares on the New York Stock Exchange prior to and including December 22, 2000 and (b) the number of Rogers Wireless Communications Inc. Shares held by the JVII Partnership which consists of 12,313,435 Class A Multiple Voting Shares, 15,334,453 Convertible Preference Shares, Series A, 1,043,171 Class B Restricted Voting Shares, and 12,443,324 Convertible Preference Shares, Series B.

"PERSON" shall mean an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

"SECURITY INTEREST" shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or encumbrance of any nature whatsoever.

TO:     THE PARTIES TO THE PARTNERSHIP AGREEMENT (AS DEFINED HEREIN)

RECITALS:

A. AT&T Corp. British Telecommunications plc, AT&T Canada Investments Inc. and BT (Netherlands) 1B.V. for and on behalf of BT Longmont (Luxembourg) IV SARL (each individually a "Party" and collectively, the "Parties") entered into a partnership agreement dated as of August 5, 1999 (such agreement, as the same may be further amended from time to time, the "Partnership Agreement").

B. Pursuant to an adoption agreement, dated as of January 13, 2000, B.T. Longmont (Luxembourg) IV SARL became a party to the JVII Partnership Agreement in place of BT Netherlands 1B.V.;

C. The Partnership Agreement permits a Party to Transfer all or any portion of its units in the Partnership to a Person provided that, among other things, such Person executes an agreement in the form of this agreement pursuant to which it will agree to be bound by the terms and conditions of the Partnership Agreement.

D. AT&T Canada Investments Inc. (the "Transferor") proposes to Transfer 50,000,000 Units in the Partnership (the "Subject Units") to AT&T Wireless Services, Inc. (the "Transferee").

E. AT&T Corp. (the "Controlling Person") is the ultimate Controlling Person of the Transferee.

FOR VALUE RECEIVED, the undersigned agree as follows:

1. Unless otherwise defined, all capitalized terms used in this Adoption Agreement have the meanings given to them in the Partnership Agreement.

2. Each of the Transferee and the Controlling Person acknowledges having received and read a copy of the Partnership Agreement.

3. Each of the Transferee and Controlling Person jointly and severally represents and warrants that the Transferee is an AT&T Governance Party and a Permitted Transferee of the Subject Units.

4. The Transferee hereby acknowledges and agrees with each of the Parties that it will be bound by and will comply with all applicable provisions of the Partnership Agreement as fully as if it had originally been the applicable Party thereto, and that such provisions will bind its respective successors and assigns.

5. The Controlling Person hereby acknowledges and agrees with each of the Parties, that it remains bound by and will comply with all applicable provisions of the Partnership Agreement, and that such provisions will bind its respective successors and assigns.

6. Each of the Transferee and Controlling Person further specifically acknowledges the provisions of Section 5.11(b) and 9.13(b) of the Partnership Agreement, which provide for the appointment of the Parties' agents for the purposes of receiving and sending notices and hereby irrevocably nominates, constitutes and appoints such agent, as applicable, in accordance with the provisions thereof.

7. This Adoption Agreement shall enure to the benefit of and bind all successors and permitted assigns of each of the Transferee and Controlling Person.

8. For the purposes of any Notice under or in respect of the Partnership Agreement, the address of the Transferee is:

               AT&T Wireless Services, Inc.
               7277 164th Avenue, N.E.
               Redmond, Washington 98052
               USA

               Attention: Jordan Roderick
               Fax No.:   +(425) 580-8033

                          with a copy to:

               AT&T Corp.
               295 North Maple Avenue
               Basking Ridge, New Jersey 07920
               USA

               Attention: Christopher Carty
               Fax No.:   +(908) 221-3793

                          and

               Attention: Ms. Marilyn Wasser, Vice President-Law and Secretary
               Fax No.:   +(908) 221-6618

9.      This Adoption Agreement shall form part of the Partnership Agreement.

        Each have executed this Adoption Agreement as of this 29th day of December, 2000.

                                     AT&T WIRELESS SERVICES, INC.

                                     By:   /s/ JORDAN RODERICK
                                          --------------------------------------
                                     Name:  Jordan Roderick
                                            ------------------------------------
                                     Title:  President -- International
                                             -----------------------------------


                                     AT&T CORP.

                                     By:   /s/ STEVEN GARFINKEL
                                          --------------------------------------
                                     Name:  Steven Garfinkel
                                            ------------------------------------
                                     Title:  Assistant Secretary
                                             -----------------------------------


Based and relying upon the representation and warranty of the Transferee and the Controlling Person that the Transferee is an AT&T Governance Party and a Permitted Transferree, the Partnership hereby confirms that, the Transferee shall be and hereby is vested with all the rights and obligations, if any, previously held by the Transferor in respect of the Subject Units.

                                     AT&T BT CANADA
                                     JVII GENERAL PARTNERSHIP

                                     AT&T WIRELESS SERVICES, INC.

                                     By:   /s/ JORDAN RODERICK
                                          --------------------------------------
                                     Name:  Jordan Roderick
                                            ------------------------------------
                                     Title: President -- International
                                             -----------------------------------

                                     BT LONGMONT (LUXEMBOURG) IV SARL

                                     By:   /s/ PIERRE METZLER
                                          --------------------------------------
                                     Name:  Pierre Metzler
                                            ------------------------------------
                                     Title:  Manager
                                             -----------------------------------


Acknowledged by:

AT&T CANADA INVESTMENTS INC.

By:    /s/ MICHAEL BERG
     -----------------------------------
Name:  Michael Berg
       ---------------------------------
Title: President
       ---------------------------------

                                                                       EXHIBIT C

                                   TERM SHEET

                               DECEMBER 29, 2000

                                 LOAN AGREEMENT

BORROWER              AT&T Wireless Services, Inc.

LENDER                AT&T Canada Investments, Inc.

PRINCIPAL AMOUNT      At inception, $359,720,179.00. Principal amount may be
                      increased or decreased by any dollar amount.

ISSUE DATE            12/29/2000

MATURITY 90 day note that can be prepaid or extended with no prior notice and without penalty or breakage.

INTEREST RATE         At approximately 3:00 PM New York Time on the first
                      business day of the quarter, the interest rate for the
                      entire loan balance will be reset. The reset rate will
                      remain in effect for all additional drawdowns until the
                      next reset rate is determined. The rate will be derived as the average of 90 day commercial paper quotes from two CP
                      dealers (initially determined to be Merrill Lynch Money
                      Markets Inc. and Goldman Sachs Group) quoting in their
                      estimation the cost of funds for AT&T at AT&T's Current
                      rating.


INTEREST PAYMENTS     Interest will be calculated and paid at each month end.
                      Any payment of interest not made when due shall be added
                      to the principal amount of this Loan.




 /s/ Joseph McCabe, Jr.                            /s/ Michael Berg
---------------------------                   ---------------------------
AT&T WIRELESS SERVICE, INC.                   AT&T CANADA INVESTMENTS, INC.